

December 9, 2011

Via E-mail
Mr. Colin T. Severn
Chief Financial Officer
William Lyon Homes
4490 Von Karman Avenue
Newport Beach, California 92660

> **RE:** **William Lyon Homes**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed May 16, 2011**
> **Form 10-Q for the Period Ended June 30, 2011**
> **Filed August 12, 2011**
> **File No. 1-31625**

Dear Mr. Severn:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Business, page 3

1. In future filings, please include the following:

   - All of the information required by Item 101(b) of Regulation S-K, or an appropriate cross-reference to this information in your financial statements; and
   - The extent to which your business may be seasonal, as required by Item 101(c)(1)(v) of Regulation S-K.

Description of Projects and Communities Under Development, page 10

2. In future filings, please clarify the difference between the data in the column entitled "Cumulative Units Closed as of Dec. 31, 2010" with the data in the column entitled "Homes Closed for the Year Ended Dec. 31, 2010."

Management's Discussion and Analysis of Financial Condition and Results….., page 29

Comparison of Years Ended December 31, 2010 and 2009, page 30

3. We note that you attribute the increases and decreases in certain line items, such as new home orders on page 30 and the number of homes closed on page 32, to a corresponding increase or decrease in the number of sales locations. However, you do not identify the actual factors or business reasons that were responsible for the year over year changes in your line items. In future filings, please also identify the specific factors or business reasons leading to the changes in your various line items aside from attributing these changes only to the number of sales locations. Further, please analyze and quantify the reasons underlying such changes when the reasons are material and determinable and discuss whether you believe these factors are the result of a trend and, if so, whether you expect it to continue and how it may impact your planned acquisitions, your available liquidity, or any other factors. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

4. In circumstances where there is more than one business reason for the change in a specific line item, you should quantify the incremental impact of each individual business reason on the overall change in the line item. For example, you indicate on page 31 that the decrease in the number of sales locations was due to final deliveries in certain projects and suspended projects throughout the company, but this was offset by the addition of newly acquired projects during the year. In future filings, please quantify the effects of the various factors you have identified. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

5. We note your disclosure that your product mix shifted in 2010, and that the increase in the average sales price per home is primarily due to a change in product mix. In future filings, please identify the specific changes in product mix and provide an analysis as to how such changes affected the average sales price of homes and impacted your financial results, including on a segment-by-segment basis.

Construction Services Revenue, page 34

6. In future filings, please provide a materially complete description of business reasons for the changes in construction services revenue, and in cases where there is more than one business reason for the change, please quantify the incremental impact of each individual business reason on the overall change in construction services revenue. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

<u>Compensation Discussion and Analysis, page 71</u>

<u>General</u>

7. In future filings, please include a Grants of Plan-Based Awards Table providing all information required by Item 402(d) of Regulation S-K for each grant of an incentive plan award in the last completed fiscal year. Please provide us with draft disclosure based on the grants of incentive awards made in fiscal year 2010.

<u>Executive Compensation, page 71</u>

<u>Elements of Compensation, page 71</u>

<u>Bonuses, page 71</u>

8. We note your disclosure that the maximum bonus for your named executive officers is equal to the greater of a specified percentage of salary or a specified percentage of pre-tax, pre-bonus income. However, based on your current disclosure, it is unclear how you determined the amount of bonus that was paid to each named executive officer, including if the amount paid was based on pre-established performance targets. For the bonus that was paid in 2010, please supplementally provide us with draft disclosure showing how you determined the amount that would be paid to any named executive officer, including disclosing any pre-established performance goals, the payouts associated with meeting the performance goals, the actual results achieved by the company and how you evaluated the results to reach the actual payout. To the extent you selected certain operating metrics to use for the pre-established performance goals, please disclose the reason(s) for selecting such metrics. Please also include such disclosure in future filings.

<u>Summary Compensation Table, page 73</u>

9. We note that you have included the amount paid under the performance-based portion of your compensation in the "Bonus" column of the summary compensation table. In future filings, please include such compensation under the column entitled "Non-Equity Incentive Plan Compensation" or alternatively please tell us why you do not believe you are required to do so.

<u>Certain Relationships and Related Transactions, and Director Independence, page 76</u>

10. In your next Exchange Act filing, please file the Human Resources and Payroll Services contract entered into with an affiliate of General Lyon. <u>See</u> Item 601(b)(10)(ii)(A) of Regulation S-K.

Exhibit Index

11. We note that you incorporate the Senior Secured Term Loan Agreement, Exhibit 10.3 by reference to your Current Report on Form 8-K filed October 22, 2009. However, it does not appear that you filed all the exhibits and schedules to the Senior Secured Term Loan Agreement when you initially filed it. In your next Exchange Act filing, please file the full Senior Secured Term Loan Agreement including all exhibits and schedules. See Rule 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney at (202) 551-3442 or Craig E. Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief